United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

VALE S.A.

PUBICLY-HELD COMPANY

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

MANAGEMENT PROPOSAL

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 6th ISSUANCE OF DEBENTURES

TO BE HELD EXCLUSIVELY IN DIGITAL FORMAT

Vale S.A. (“Vale” or “Issuer”) hereby presents to the debenture holders (“Debenture Holders”) of the 6th Issuance of Debentures of Vale (“Debentures” and “Issuance”, respectively) pursuant to the “Private Instrument of Indenture for Issuance of Debentures of Vale do Rio Doce” (Instrumento Particular de Escritura de Emissão de Debêntures da Companhia Vale do Rio Doce) entered into on June 24, 1997, as amended on August 28, 2002, September 24, 2002 and July 28, 2011 (“Indenture”), with GDC Partners Serviços Fiduciários D.T.V.M. Ltda., as trustee (“Trustee”), this management proposal (“Management Proposal”), in order to discuss the matters described below, which will be resolved in the General Meeting of Debenture Holders (“Meeting”) to be held, on a first call, on March 19, 2021, at 10 am, exclusively in digital format through the electronic system Zoom.

Agenda

1.	Amendment of the wording of Section III, item (j), caput of the Indenture, in order to clarify that the calculation of the remuneration will be divided by the number of Debentures originally issued and that it will not be changed in the case of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer’s treasury), or (ii) cancellation of Debentures held in the Issuer’s treasury, or (iii) acquisition of Debentures by companies controlled by the Issuer.

2.	Amendment of the wording of Section III, item (m), of the Indenture, in order to allow the Issuer to purchase Debentures of its own issuance.

3.	Amendment of the wording of Section III, item (r), of the Indenture, in order to allow that, in case of any changes in legislation currently in force, the disclosure of acts and decisions related to the Issuance shall follow the same format used for the disclosure of the Issuer’s corporate acts.

4.	Amendment of the wording of Section IV, item (a), of the Indenture, in order to (i) allow the Issuer to comply with its obligation to deliver to the Trustee the financial statements and periodic and occasional information by making such documents available on the Issuer’s website; and (ii) update the reference to the applicable regulation related to the disclosure of periodic and occasional information (CVM Instruction No. 480/09).

5.	Authorization for the Trustee and the Issuer to perform all acts and to take all measures necessary for the delivery, consummation and administration of the resolutions approved at the Meeting, including the execution of an amendment to the Indenture to reflect the approved changes thereto.

Matters to be Resolved in the Meeting and Respective Justifications

Regardind itens 1 to 4 of the Agenda contained in the Call Notice: the Issuer proposes to the Debenture Holders that they approve the amendment to the Indenture, in order to implement the following adjustments:

(i)	Amendment of the wording of Section III, item (j), caput, of the Indenture, in order to clarify that the calculation of the remuneration will be divided by the number of Debentures originally issued and that it will not be changed in the case of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer’s treasury), or (ii) cancellation of Debentures held in the Issuer’s treasury, or (iii) acquisition of Debentures by companies controlled by the Issuer.

(ii)	Amendment of the wording of Section III, item (m), of the Indenture, in order to allow the Issuer to purchase Debentures of its own issuance.

(iii)	Amendment of the wording of Section III, item (r), of the Indenture, in order to allow that, in case of any changes in legislation currently in force, the disclosure of acts and decisions related to the Issuance shall follow the same format used for the disclosure of the Issuer’s corporate acts.

(iv)	Amendment of the wording of Section IV, item (a), of the Indenture, in order to (i) allow the Issuer to comply with its obligation to deliver to the Trustee the financial statements and periodic and occasional information by making such documents available on the Issuer’s website; and (ii) update the reference to the applicable regulation related to the disclosure of periodic and occasional information (CVM Instruction No. 480/09).

In order to deliberate on this matters, a schedule detailing each proposed change and the respective justification for such change is provided in Exhibit I of this Management Proposal, and the draft of the Amendment to the Indenture through which such adjustments will be formalized is provided in Exhibit II of this Management Proposal.

The full content of the proposed changes is available in the abovementioned exhibit.

Regardind item 5 of the Agenda contained in the Call Notice: the Issuer proposes to the Debenture Holders that they approve the authorization for the Trustee and the Issuer to perform all acts and to take all measures necessary for the delivery, consummation and administration of the resolutions approved at the Meeting, including the execution of an amendment to the Indenture to reflect the approved changes. If the Debenture Holders decide to approve such matter, the Indenture will be amended in accordance with the wording provided in Exhibit II of this Management Proposal.

Documents and Information Necessary for the Analysis of this Management Proposal

The documents and information necessary for the analysis of this Management Proposal, which is the Indenture, including the amendments thereto, are available for consultation on the Issuer’s website (www.vale.com), CVM´s website (www.cvm.gov.br) and the Trustee’s website (www.gdcdtvm.com.br) and at the Issuer’s headquarters.

This Management Proposal may later be supplemented by the Issuer’s management up to the date of the Meeting, if necessary, including if additional clarifications are necessary or if there is a need to improve any points covered by this Management Proposal.

General Instructions for Participation in the Meeting

As provided in article 2, item I, of CVM Instruction No. 625, of May 14, 2020 (“CVM Instruction 625”), the Debenture Holders may exercise their right to vote exclusively through participation via the Zoom electronic system during the Meeting. Participation via the Zoom system is restricted to Debenture Holders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in the Management Proposal, and who enter the system until the opening of the Meeting.

Accreditation for digital participation

The accreditation must be made until 11:59 pm of March 17, 2021, through the link www.vale.com/agd, and the debenture holder must provide the following information and documents:

Personal Participation

Natural Person	Indication of e-mail address to which the individual invitation for you to attend to the Meeting will be sent.

Evidence of ownership of Debentures issued on the date of accreditation for participation by the bookkeeping financial institution.

Valid identity document with photograph. The following documents can be submitted: (i) General Registry Identity Card (RG); (ii) Foreign Person Identity Card (RNE); (iii) Passport; (iv) Professional Identity Cards which are valid as civil identification identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Drivers License (CNH).

Legal Entity	Indication of e-mail address to which the individual invitation for you to attend to the Meeting will be sent.

Evidence of ownership of Debentures issued on the date of accreditation for participation by the bookkeeping financial institution.

Most recent consolidated organizational document, duly registered with the competent commercial registry.

Corporate documents evidencing its legal representation.

Valid identity document with photograph of the legal representative. The following documents can be submitted: (i) General Registry Identity Card (RG); (ii) Foreign Person Identity Card (RNE); (iii) Passport; (iv) Professional Identity Cards which are valid as civil identification identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Drivers License (CNH).

Investment Fund	Indication of e-mail address to which the individual invitation for you to attend to the Meeting will be sent.

Evidence of ownership of Debentures issued on the date of accreditation for participation by the bookkeeping financial institution.

The most recent consolidated regulations of the investment fund.

The by-laws or articles of association of its administrator or manager, as the case may be, provided that the investment fund’s voting policy is observed, as well as corporate documents evidencing the powers of representation.

Valid identity document with photograph of the legal representative. The following documents can be submitted: (i) General Registry Identity Card (RG); (ii) Foreign Person Identity Card (RNE); (iii) Passport; (iv) Professional Identity Cards which are valid as civil identification identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Drivers License (CNH).

If such documents are in a foreign language, they must be presented together with the corresponding Portuguese versions, duly translated by a sworn translator, with no need for notarization and consularization or apostille. It should be noted that documents in English and Spanish are exempted from translation.

Participation by Power of Attorney

If any of the Debenture Holders is to be represented by an attorney-in-fact, in addition to the relevant documents indicated above, they must present (a) a power of attorney granting specific powers to the relevant attorney-in-fact to act on behalf of the Debenture Holder at the Meeting, pursuant to article 126, paragraph 1, of Law No. 6,404/1976; and (b) a valid identity document with photograph of the attorney-in-fact. The following documents can be submitted: (i) General Registry Identity Card (RG); (ii) Foreign Person Identity Card (RNE); (iii) Passport; (iv) Professional Identity Cards which are valid as civil identification identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Drivers License (CNH).

If such documents are in a foreign language, they must be presented together with the corresponding Portuguese versions, duly translated by a sworn translator, with no need for notarization and consularization or apostille. It should be noted that documents in English and Spanish are exempted from translation.

Below is a model of power of attorney for mere reference. Debenture Holders may also use powers of attorney other than the one suggested in this Management Proposal, as long as it is in accordance with the provisions of Law n.º 6.404/1976 and of the Brazilian Civil Code.

POWER OF ATTORNEY MODEL

[DEBENTURE HOLDER], [Qualification] (“Grantor”), hereby appoints and constitutes as its attorney-in-fact Mr(s) [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], with identity card No. [_______] and enrolled with the CPF/MF under No. [______], resident e domiciled at [ADRESS], in the City [_______], State [_______] (“Grantee”), granting the Grantee powers to represent the Grantor in the General Meeting of Debenture Holders of the 6th Issuance of Participative Debentures of Vale S.A. (“Debentures”, “Issuance” and “Issuer”, respectively), to be held, on first call, on March 19, 2021, at 10am, and, if necessary, on a second call on a date to be informed in due course, to review, discuss and vote on the matters included in the respective agenda, in accordance with the guidelines set out below:

Agenda:

1. Amendment of the wording of Section III, item (j), caput of the Indenture, in order to clarify that the calculation of the remuneration will be divided by the number of Debentures originally issued and that it will not be changed in the case of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer’s treasury), or (ii) cancellation of Debentures held in the Issuer’s treasury, or (iii) acquisition of Debentures by companies controlled by the Issuer.

(     ) In favor     (     ) Against     (     ) Abstention

2. Amendment of the wording of Section III, item (m), of the Indenture, in order to allow the Issuer to purchase Debentures of its own issuance.

(     ) In favor     (     ) Against     (     ) Abstention

3. Amendment of the wording of Section III, item (r), of the Indenture, in order to allow that, in case of any changes in legislation currently in force, the disclosure of acts and decisions related to the Issuance shall follow the same format used for the disclosure of the Issuer’s corporate acts.

(     ) In favor     (     ) Against     (     ) Abstention

4. Amendment of the wording of Section IV, item (a), of the Indenture, in order to (i) allow the Issuer to comply with its obligation to deliver to the Trustee the financial statements and periodic and occasional information by making such documents available on the Issuer’s website; and (ii) update the reference to the applicable regulation related to the disclosure of periodic and occasional information (CVM Instruction No. 480/09).

(     ) In favor     (     ) Against     (     ) Abstention

5. Authorization for the Trustee and the Issuer to perform all acts and to take all measures necessary for the delivery, consummation and administration of the resolutions approved at the Meeting, including the execution of an amendment to the Indenture to reflect the approved changes thereto.

(     ) In favor     (     ) Against     (     ) Abstention

This instrument is be valid for [____], from the date hereof.

[Place], [Date].

[Debenture Holder]

After verifying the documentation and effecting the accreditation, the Issuer will send by e-mail, preferably, within up to 1 (one) day before the date of the Meeting, instructions for accessing the electronic system and respective passwords for Debenture Holders who have made their registration, as indicated above (“Accredited Debenture Holders”). A single individual invitation will be sent out to each Accredited Debenture Holder.

In case a certain Accredited Debenture Holder does not receive the individual invitation to attend to the Meeting within up to 3 (three) hours in advance of the Meeting’s starting time, he should contact the Issuer’s Investor Relations department by e-mail vale.ri@vale.com with, at least, 1 (one) hour in advance in relation to the starting time of the Meeting so that the appropriate support is provided and, as the case may be, the access of the Debenture Holder is granted by sending him a new individual invitation.

The Accredited Debenture Holders undertake: (i) to use their individual invitations solely and exclusively for the purpose of remote attendance to the Meeting; (ii) not to transfer or disclose to any third party, debenture holder or not, in whole or in part, the individual invitations, as such invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor to transfer, to any third party, debenture holder or not, the content or any information transmitted by virtual means during the Meeting.

Participation and/or Voting in the Digital Platform

The Issuer emphasizes that only the debenture holder who performs the accreditation until 11:59 pm of March 17, 2021 and joins the Zoom system on the date of the Meeting, until the time of the opening of the Meeting, will be considered present at the Meeting (“Present Debenture Holder”).

The Zoom platform meets the requirements set out in article 7 of the CVM Instruction 625, which are the following: (i) the Debenture Holders’ attendance record and records of the respective votes; (ii) the possibility of manifestation and simultaneous access to documents presented during the Meeting that have not been previously made available; (iii) the complete recording, by the Company, of the Meeting; and (iii) the possibility of communication between the Present Debenture Holders. The Present Debenture Holders hereby authorize the Company to use any information contained in the recording of the Meeting for (i) registration of the possibility of manifestation and view of the documents presented during the Meeting; (ii) registration of the authenticity and security of communications during the Meeting; (iii) registration of attendance and vote cast; (iv) compliance with legal orders issued by competent authorities; and (v) defense of the Company, its administrators and hired third parties, in any judicial, arbitration, regulatory or administrative circumstance.

During the Meeting, Debenture Holders Present must keep their microphones muted and their cameras turned off, in order to avoid instability in the connection and improve the sound quality. After the presentation on each matter on the Agenda, the Present Debenture Holder who wishes to speak up must use the option “Raise a hand” in the Zoom system to be eligible for such request, in a way that, in the order in which they are received by the board, the Debentureholder is given the word, through the opening of the audio. In order to keep the Meeting running well, a maximum time for the manifestation of each Present Debenture Holder may be established. The Present Debenture Holder who wishes to speak in order to make a statement on any matter unrelated to the Agenda of the Meeting must use the usual channels of contact with the Company, through the Investor Relations area.

In addition to the possibility of watching from a computer, the Zoom platform is also available via application for Apple and Android phones, and it is necessary to download the application.

Vale recommends that Debenture Holders run tests and familiarize themselves with the Zoom service in advance, and access the Zoom electronic system at least 30 (thirty) minutes before the beginning of the Meeting in order to avoid any operational problems with its use on the day of the Meeting.

Vale is not responsible for connection problems that the Accredited Debenture Holders may face and other situations that are not under the Issuer’s control, such as instability in the internet connection or incompatibility of Zoom with the equipment of the Accredited Debenture Holder.

The Present Debenture Holders who participate via Zoom will be considered present at the Meeting and sign the respective minutes, under the terms of article 8, paragraph 2 of CVM Instruction 625.

Any doubts or clarifications may be resolved or obtained, as the case may be, by contacting the Investor Relations Department, by electronic message to vale.ri@vale.com.

Rio de Janeiro, March 3rd, 2021.

Luciano Siani Pires

Executive Director of Finance and Investor Relations

EXHIBIT I

PROPOSALS FOR CHANGES TO THE INDENTURE

Clause	Wording Currently Provided in the Indenture	Proposed Wording	Justification
III (j) Remuneration, caput	(j) Remuneration: The debentures will be entitled to a premium obtained according to the following criteria and parameters:	(j) Remuneration: The debentures will be entitled to a premium obtained according to the following criteria and parameters, to be divided among the debentures in equal fractions corresponding to 1/388,559,056 of the total premium to be paid for each debenture, and such fractions shall not be changed in the event of (i) acquisition of debentures by the Issuer (with such debentures being held in the Issuer’s treasury), or (ii) cancellation of debentures held in the Issuer’s treasury, or, further, (iii) acquisition of debentures by companies controlled by the Issuer:	Amendment in order to clarify that the calculation of the remuneration will be divided by the number of Debentures originally issued and that it will not be changed in the case of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer’s treasury), or (ii) cancellation of Debentures held in the Issuer’s treasury, or (iii) acquisition of Debentures by companies controlled by the Issuer.
III (m) Acquisition	(m) Acquisition. The Issuer undertakes not to acquire the debentures of this issuance. However, the companies controlled by the Issuer may acquire the debentures in the market.	(m) Acquisition. ~~The Issuer undertakes not to acquire the debentures of this issue. However, the~~The Issuer may, at any time, acquire debentures, provided that it complies with the provisions of article 55, paragraph 3, of Law 6,404/76 and the applicable CVM regulations. The debentures acquired by the Issuer may, at the Issuer’s discretion, be cancelled, remain in treasury or be placed in the market again. Debentures held in treasury by the Issuer under the terms of this Section are not entitled to vote at general debenture holders’ meetings, nor to cash earnings, provided that, if and when placed back in the market, they will be entitled to the same economic and political rights applicable to the other debentures. The companies controlled by the Issuer may acquire the debentures on the market.	Amendment in order to allow the Issuer to purchase Debentures of its own issuance.
III (r) Publicity	(r) Publicity. All acts and decisions related to the issuance provided under this indenture involving the interests of debenture holders will be disclosed, in the form of notices, in the Official Gazette of the State of Rio de Janeiro, and in the other newspapers ordinarily used by the Issuer, as determined by article 289 of Law No. 6,404/76.	(r) Publicity. All acts and decisions related to the issuance provided under this indenture involving the interests of debenture holders will be disclosed, in the form of notices, in the Official Gazette of the State of Rio de Janeiro, and in the other newspapers ordinarily used by the Issuer, as determined by article 289 of Law No. 6,404/76. In the event of a change in the legislation currently in force allowing other means of disclosure of corporate acts, the acts and decisions related to the issuance provided under this indenture involving the interests of the debenture holders will be disclosed in the same way the Issuer’s corporate acts are disclosed	Amendment in order to allow that, in case of any changes in legislation currently in force, the disclosure of acts and decisions related to the Issuance shall follow the same format used for the disclosure of the Issuer’s corporate acts.
IV (a) Periodic Information

(a) deliver to the Trustee:

1. within up to 120 (one hundred and twenty) days after the end of each semester, copies of its audited financial statements relating to such semester;

2. within up to 10 (ten) days after delivery to the CVM, copies of the periodic and occasional information required by CVM Instruction No. 202, or by those that may replace it;

3. on March 31 and September 30 of each year, a report which must contain, in a complete and detailed form, at least, information on the monthly Net Revenue calculated in relation to each mining right provided for in Section III (j) of this indenture, as well as disposals of mining rights, which have been considered for the purpose of calculating the premium due to the debenture holders and the respective percentages applied to calculate such premium;

4. on March 31 of each year, a report which must contain, in a complete and detailed form, information on any losses of mining rights and substitutions of mining rights occurred in the fiscal year considered in the form of Clause III (j) (3) of this indenture.

(a) deliver to the Trustee (with respect to items (a)1 and (a)2 below, by making such documents available on the Issuer’s website):

1. within a maximum period of 120 (one hundred and twenty) days after the end of each semester, copies of its audited financial statements relating to such semester;

2. within up to 10 (ten) days after delivery to the CVM, copies of the periodic and occasional information required by CVM Instruction No. ~~202~~480/09, as amended, or by those that may replace it;

3. on March 31 and September 30 of each year, a report which must contain, in a complete and detailed form, at least, information on the monthly Net Revenue calculated in relation to each mining right provided for in Section III (j) of this indenture, as well as disposals of mining rights, which have been considered for the purpose of calculating the premium due to the debenture holders and the respective percentages applied to calculate such premium;

4. on March 31 of each year, a report which must contain, in a complete and detailed form, information on any losses of mining rights and substitutions of mining rights occurred in the fiscal year considered in the form of Clause III (j) (3) of this indenture.

Amendment in order to (i) allow the Issuer to comply with its obligation to deliver to the Trustee the financial statements and periodic and occasional information by making such documents available on the Issuer’s website, considering that the Issuer is registered with the CVM as issuer of securities; and (ii) update the reference to the applicable regulation related to the disclosure of periodic and occasional information (CVM Instruction No. 480/09

EXHIBIT II

DRAFT OF THE AMENDMENT TO THE INDENTURE

AMENDMENT No. 4 TO THE PRIVATE INSTRUMENT OF INDENTURE FOR THE 6TH ISSUANCE OF PARTICIPATIVE DEBENTURES OF VALE S.A.

This “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.” (“Fourth Amendment”) is entered into by and between:

VALE S.A., a corporation headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 186, suites 701 to 1901, enrolled with the CNPJ under No. 33.592.510/0001-54, represented herein in accordance with its by-laws (“Issuer”); and

GDC PARTNERS SERVIÇOS FIDUCIÁRIOS D.T.V.M. LTDA., a financial institution headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, 3000, part 3, Bloco Itanhangá, suite 3105, enrolled with the CNPJ under No. 10.749.264/0001-04, represented herein in accordance with its by-laws (“Trustee”, and, together with the Issuer, the “Parties”);

WHEREAS:

(A)	on June 24, 1997, the Issuer and SLW Corretora de Valores e Câmbio Ltda. entered into the “Private Instrument of Indenture for Issuance of Debentures of Companhia Vale do Rio Doce”, as amended by (i) the “First Amendment to the Private Instrument of Indenture for Issuance of Participative Debentures of Companhia Vale do Rio Doce”, entered into on August 28, 2002, by and between the Issuer and SLW Corretora de Valores e Câmbio Ltda.; (ii) the “Second Amendment to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Companhia Vale do Rio Doce”, entered into on September 24, 2002, by and between the Issuer and SLW Corretora de Valores e Câmbio Ltda.; and (iii) the “Third Amendment to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Companhia Vale do Rio Doce”, entered into on July 28, 2011, by and between the Issuer and the Trustee (“Indenture”); and

(B)	the Parties wish to amend the Indenture in accordance with the terms provided in this Fourth Amendment;

The Parties decide to amend the Indenture, by means of this Fourth Amendment, in accordance with the following terms and conditions:

AUTHORIZATIONS

The execution of this Amendment is based on the following resolutions:

the Issuer’s board of directors meeting held on February 25, 2021; and

the general meeting of debenture holders held on March 19, 2021.

AMENDMENT

Section III, item (j), caput, of the Indenture shall read as follows:

“(j) Remuneration. The debentures will be entitled to a premium obtained according to the following criteria and parameters, to be divided among the debentures in equal fractions corresponding to 1/388,559,056 of the total premium to be paid for each debenture, and such fractions shall not be changed in the event of (i) acquisition of debentures by the Issuer (with such debentures being held in the Issuer’s treasury), or (ii) cancellation of debentures held in the Issuer’s treasury, or, further, (iii) acquisition of debentures by companies controlled by the Issuer:”

Section III, item (m) of the Indenture shall read as follows:

“(m) Acquisition. The Issuer may, at any time, acquire debentures, provided that it complies with the provisions of article 55, paragraph 3, of Law 6,404/76 and the applicable CVM regulations. The debentures acquired by the Issuer may, at the Issuer’s discretion, be cancelled, remain in treasury or be placed in the market again. Debentures held in treasury by the Issuer under the terms of this Section are not entitled to vote at general debenture holders’ meetings, nor to cash earnings, provided that, if and when placed back in the market, they will be entitled to the same economic and political rights applicable to the other debentures. The companies controlled by the Issuer may acquire the debentures in the market.”

Section III, item (r) of the Indenture shall read as follows:

“(r) Publicity. All acts and decisions related to the issuance provided under this indenture involving the interests of debenture holders will be disclosed, in the form of notices, in the Official Gazette of the State of Rio de Janeiro, and in the other newspapers ordinarily used by the Issuer, as determined by article 289 of Law No. 6,404/76. In the event of a change in the legislation currently in force allowing other means of disclosure of corporate acts, the acts and decisions related to the issuance provided under this indenture involving the interests of the debenture holders will be disclosed in the same way as the Issuer’s corporate acts are disclosed.”

Section IV, item (a) of the Indenture shall read as follows:

“(a) deliver to the trustee (with respect to items (a)1 and (a)2 below, by making such documents available on the Issuer’s website):

1. within up to 120 (one hundred and twenty) days after the end of each semester, copies of its audited financial statements relating to such semester;

2.  within up to 10 (ten) days after delivery to the CVM, copies of the periodic and occasional information required by CVM Instruction 480/09, as amended, or by those that may replace it;

3. on March 31 and September 30 of each year, a report which must contain, in a complete and detailed form, at least, information on the monthly Net Revenue calculated in relation to each mining right provided for in Section III (j) of this indenture, as well as disposals of mining rights, which have been considered for the purpose of calculating the premium due to the debenture holders and the respective percentages applied to calculate such premium;

4. on March 31 of each year, a report which must contain, in a complete and detailed form, information on any losses of mining rights and substitutions of mining rights occurred in the fiscal year considered in the form of Clause III (j) (3) of this indenture.“

RATIFICATION

All other clauses and conditions of the Indenture which have not been expressly amended by this Fourth Amendment are hereby ratified.

REGISTRATION

This Fourth Amendment shall be registered with the competent legal registries.

MISCELLANEOUS

This Fourth Amendment is entered into on an irrevocable and irreversible basis and shall be binding upon the parties and their successors.

In case any of the provisions of this Fourth Amendment is deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Parties undertake, in good faith, to replace the affected provision with another provision that, to the extent possible, produces the same effect.

JURISDICTION

The provisions of Section X of the Indenture shall apply to this Fourth Amendment.

In witness whereof, the Parties, bound by themselves and their successors, have caused the execution of this Fourth Amendment in 3 (three) identical counterparts, together with the 2 (two) undersigned witnesses.

Rio de Janeiro, March 19, 2021.

(Signatures follow on the next 3 (three) pages.)

(Remainder of this page intentionally left in blank.)

Signature Page of the “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.", entered into by and between Vale S.A. and GDC Partners Serviços Fiduciários D.T.V.M. Ltda.

VALE S.A.

Name:	Name:
Title:	Title:

Signature Page of the “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.", entered into by and between Vale S.A. and GDC Partners Serviços Fiduciários D.T.V.M. Ltda.

GDC PARTNERS SERVIÇOS FIDUCIÁRIOS D.T.V.M. LTDA.

Name:
Title:

Signature Page of the “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.", entered into by and between Vale S.A. and GDC Partners Serviços Fiduciários D.T.V.M. Ltda.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 02, 2021		Head of Investor Relations